UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       July 2003

              File No.    0-31222

Firelight Corporation

(Name of Registrant)

#215 12904-50 Street, Edmonton, Alberta Canada T5A 4L2

(Address of principal executive offices)

1.

Press Release dated July 14, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F XXX           FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRELIGHT CORPORATION

(Registrant)

Dated:  July 15, 2003

    Signed:  Roy McDonald, Director

FIRELIGHT CORPORATION

PRESS RELEASE

FOR IMMEDIATE RELEASE                                                                                        TSXV “FRL”

DEFINITIVE AGREEMENT FOR PRIVATE PLACEMENT AND CHANGE OF CONTROL

July 14, 2003

Further to the press release dated March 14, 2003, Firelight Corporation (“Firelight” or the

“Corporation”) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) with Nantucket Ventures, LLC (“Nantucket”) of Houston, Texas, Brad Hope and Roy McDonald (directors of the Corporation) and Multivision Holdings Ltd. (“Multivision”, a company controlled by

Brad Hope and Roy McDonald), pursuant to which Nantucket will subscribe for a private placement of common shares of the Corporation and will acquire an additional 4,749,983 existing common shares of the Corporation. These are arm’s-length transactions and will result in a change of control of the Corporation.

Pursuant to the terms of the Agreement, Nantucket will acquire a minimum of 10,500,000 common shares and a maximum of 15,750,000 common shares from the treasury of Corporation at a price of US$0.0762 (approx. CDN$0.12) per share, for total consideration of between US$800,000 and US$1,200,000. In addition, Nantucket will be issued an option to acquire a number of common shares equal to 15,750,000 shares less the number of common shares subscribed for by Nantucket under the private placement. The option will have a term of two years from the date of closing and the exercise price under the option will be US$0.095 per share. In addition, the Agreement provides for the acquisition by Nantucket of 4,749,983 currently issued and outstanding common shares of Firelight from Multivision Holdings Ltd., Brad Hope and Roy McDonald at an average price of US$0.043 per share, for aggregate consideration of US$205,015.

Collectively, these transactions will result in Nantucket holding between 15,249,983 and 20,499,983 common shares of the Corporation, representing between 65% and 72% of the total outstanding shares upon completion of the transactions. Nantucket is a private Texas company controlled by Jay Haber of

Houston, Texas.

The proposed transactions are subject to conditions precedent that must be satisfied or waived by the parties before the transaction can proceed, including approval of the TSX Venture Exchange and a complete due diligence review by Nantucket. There can be no assurance that the proposed transactions will be completed as proposed or at all.

For further information please contact:

Firelight Corporation

Attention: Brad Hope, President

Tel: 1-888-465-3995

Fax: (250) 295-3512

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.